UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

In the matter of

Select Energy Services, Inc.	Report for Period
24 Prime Parkway	April 1, 2005 to
Natick, MA 01760	June 30, 2005
Pursuant to Rule 24

File No.  70-8086

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Select Energy Services, Inc.(SESI), a wholly owned subsidiary of Northeast Utilities, a registered holding company.  Pursuant to HCAR No. 35-26108  and 35-26335 and 35-26564, SESI is authorized to provide energy management services, demand side management services and consulting services. SESI is required to report quarterly on services provided during the previous quarter.  Accordingly, this report includes the following information:

1.

A summary balance sheet and an income statement (unaudited) for the three-month period ended June 30, 2005.  See Exhibit A.

2.

A narrative description of SESI's activities undertaken during the quarter and the type of customers for which services were rendered.  Exhibit B.

As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, SESI has duly caused this report to be signed on the first day of August 2005.

Select Energy Services, Inc. By:

/s/ Linda A. Jensen
Linda A. Jensen Vice President - Finance

EXHIBIT A

SELECT ENERGY SERVICES, INC.

BALANCE SHEET - June 30, 2005

ASSETS

CURRENT ASSETS:	2005 ----------------
Cash and cash equivalents	$12,431,628
Contract receivables, current,
less allowance for uncollectibles of $872,993	18,644,169
Other current assets	2,980,338 ------------
Total current assets	34,056,135 ------------
PROPERTY AND EQUIPMENT	6,171,900
Less accumulated depreciation and amortization	2,977,658 ------------
Net property and equipment	3,194,242
OTHER ASSETS	------------
97,864,122
TOTAL ASSETS	$135,114,499 ============

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:
Accounts Payable	$11,432,345
Accrued Expenses	5,351,001
Accrued Income Taxes	662,723
Short-Term Borrowing NU Moneypool	12,250,000 ------------
Total current liabilities	29,696,069 ------------
OTHER LIABILITIES:
Deferred income tax liability	(1,434,975)
Other	89,806,692 ------------
Total other liabilities	88,371,717 ------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY
Common stock, $1 par value.
Authorized and issued 100 shares	100
Additional paid-in-capital	9,354,119
Foreign Currency Exchange
Retained Earnings	7,692,494 ------------

Total stockholder's equity	17,046,713

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$135,114,499 ============

SELECT ENERGY SERVICES, INC.

STATEMENT OF OPERATION

FOR THE QUARTER ENDED June 30, 2005

REVENUES	$17,727,625

COST OF REVENUES	16,393,746 -------------

Gross profit	1,333,879

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	2,832,511 -------------
Operating income	(1,498,632) -------------

INTEREST INCOME (EXPENSE)
Interest income	2,539,143
Interest expense	(2,159,020) -------------
380,123 -------------
Income before income tax expense	(1,118,509)

INCOME TAX EXPENSE (BENEFIT)	(485,835)

Net Income (Loss)	$(632,674) ===========

EXHIBIT B

SELECT ENERGY SERVICES, INC.

REPORT FOR APRIL 1 - JUNE 30, 2005

NARRATIVE DESCRIPTION OF SERVICES

Energy Management Services

SESI provided the following services to clients in the period:  energy audits (the identification of  energy and other resource cost reduction opportunities); design of energy conservation measures including energy efficient lighting, energy efficient motors, energy management systems, heating, ventilating and air conditioning equipment, co-generation equipment, variable speed drives; the management of and direct installation of energy conservation equipment of the same type designed, and installation of plumbing and mechanical systems; assistance in identifying and arranging third-party financing for project installations; training in the operation of energy efficient equipment, system commissioning and reporting of program results.  The majority of these services were performed for schools, hospitals, federal facilities and other government facilities. Other services provided consisted primarily of evaluation of various heating and/or air conditioning equipment configurations for customers or utilities and monitoring and/or evaluating the demand side management program installations of non-affiliated utilities.